Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

September 3, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 3, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from DeFi Development Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Variable Rate Series C Perpetual Preferred Stock, par value $0.00001 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi